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                                                                    EXHIBIT 2.15


                              FIRST AMENDMENT TO
                         AGREEMENT AND PLAN OF MERGER


     THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER is dated as of the 9th day of March, 1998 and made and entered into by and among COMMUNITY FIRST BANKSHARES, INC., a Delaware corporation ("CFBI"), and COMMUNITY BANCORP, INC., a Colorado corporation ("Company").

     WHEREAS, the parties hereto are parties to an Agreement and Plan of Merger dated as of January 8, 1998 (the "Merger Agreement"); and

     WHEREAS, the parties desire to make certain changes to the Merger Agreement, as hereinafter set forth.

     NOW, THEREFORE, in consideration of the foregoing and intending to be legally bound hereby, the parties hereto agree as follows:

     1. DETERMINATION DATE. Notwithstanding anything to the contrary in the Merger Agreement, in the event the Closing Date is within the first ten days of a month, the Determination Date will be the end of the month next preceding the Closing Date. For example, assuming a Closing Date of April 3, 1998, the Determination Date would be February 28, 1998.

     2. DETERMINATION OF COMPANY VALUE. Notwithstanding anything to the contrary in the Merger Agreement, the Average Daily Interim Income will be calculated in accordance with Section 1.4 of the Merger Agreement, by dividing Interim Income by the number of days from, and including, July 1, 1997 to the Determination Date. The portion of Company Value under
Section 1.4(ii) of the Merger Agreement, shall be determined by multiplying Average Daily Interim Income by the number of days from the Determination to the Date prior to the Closing Date (excluding the Determination Date), and then multiplying that product by 3.9139. Thus, in the above example, Interim Income for the period from, and including, July 1, 1997 to February 28, 1998 would be divided by 243 (the number of days from, and including, July 1, 1997 to, and including, February 28, 1998), then multiplied by 33 (the number of days from, and including, March 1, 1998 to, and including, April 2, 1998), and then multiplied by 3.9139.

     3. ROUNDING. All calculations throughout this process shall be rounded to four places to the right of the decimal point.

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     4.   AMENDMENT TO SECTION 3.1(B).  The first sentence of Section 3.1(b)
of the Merger Agreement is amended to state as follows:

     The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, with authorized capital stock consisting of 200,000 shares of common stock, $10.00 par value per share, of which 70,134 shares are issued and outstanding.

     5. AMENDMENT TO SECTION 5.7. Section 5.7 of the Merger Agreement is restated in its entirety as follows:

          5.7  INSURANCE, INDEMNITY.

          (a) From and after the Effective Time, CFBI shall indemnify, defend and hold harmless to the fullest extent that the Company or the Bank, as the case may be, would have been permitted under applicable law each person who is now, or has been at any time prior to the date hereof, an officer or director of the Company or the Bank (individually, an "Indemnified Party" and collectively, the "Indemnified Parties"), against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such occurring at or prior to the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an "Action"), (i) any Indemnified Party wishing to claim indemnification shall promptly notify CFBI thereof, (ii) CFBI shall pay the reasonable fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to CFBI, in advance of the final dispositon of any such Action to the full extent permitted by applicable law, upon receipt of any undertaking required by applicable law, and (iii) CFBI will cooperate in the defense of any such matter; provided, however, that CFBI shall not be liable for any settlement effected without its written consent and provided, further, that CFBI shall not be obligated pursuant to this Section to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action except to the extent that, in the opinion of counsel for the Indemnified Parties, under applicable standards of professional conduct, there is a conflict in any one significant issue between the positions of two or more of such Indemnified Parties.

          (b) For a period of four years after the Effective Time, CFBI shall cause to be maintained officers' and directors' liability insurance covering the Indemnified Parties who are currently covered, in their


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     capacities as officers and directors, by the Bank's and
     Company's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to the Indemnified Parties than such existing insurance; provided, however, that CFBI shall not be required in order to maintain or procure such coverage to pay an annual premium in excess of one and one-half times the current annual premium paid by the Company for its existing coverage (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained by paying an annual premium in excess of the Cap, CFBI shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap; and provided, further, however, that such directors and officers may be required to make application and provide customary representations and warranties to CFBI's insurance carrier for the purpose of obtaining such coverage.

     6. COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     Except as hereinabove set forth, there are no other changes to the Merger Agreement, and the same is expressly ratified and confirmed.


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     IN WITNESS WHEREOF, CFBI, and Company have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first above written.


                                 COMMUNITY FIRST BANKSHARES, INC.


                                 By: /s/ Bruce A. Heysse
                                     -------------------------------------------
                                     Name:  Bruce A. Heysse
                                     Title: Senior Vice President - Acquisitions


                                 COMMUNITY BANCORP, INC.


                                 By: /s/ Charles E. Johnston
                                     -------------------------------------------
                                     Name:  Charles E. Johnston
                                     Title: President


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